8 June 2011

National Grid plc (‘the Company’)

Scrip Dividend for 2010/11 final dividend

The optional scrip dividend, allowing shareholders to receive new fully paid ordinary shares in the Company, is available to shareholders on the Register on the dividend record date.  A timetable is provided below.

The scrip dividend reference price for the 2010/11 final dividend (being the average closing mid-market price of an ordinary share for the five dealing days commencing with, and including, the ex-dividend date) is 592.80 pence.

For American Depositary Share (ADS) holders, the ADS reference share price (being the reference share price above translated for ADSs at the average US$ rate for 1 – 7 June 2011 inclusive) is $49.2845.

Terms and Conditions of the scrip dividend are available on the National Grid plc website at www.nationalgrid.com under the 2009 AGM Information section or from the Registrars, Capita.

2010/11 final dividend timetable:

Dividend amount declared – 23.47 pence per ordinary share; $1.9005 per ADS

Ordinary shares and ADSs traded ex-dividend - 1 June 2011

Record date - 3 June 2011

Last date for receipt of scrip elections – 20 July 2011

Dividend payment date – 17 August 2011

Contact: Arit Amana
Company Secretarial Assistant
020 7004 3116